Filed pursuant to Rule 433

Registration Statement No. 333-169702

Questar Corporation
Final Term Sheet
December 7, 2010

Issuer:	Questar Corporation

Aggregate Principal Amount Offered:	$250,000,000

Security Type:	Senior Notes

Ratings:	A3 (stable)/A- (stable) (Moody’s/S&P)

Coupon:	2.75%

Maturity Date:	February 1, 2016

Yield to Maturity:	2.785%

Spread to Benchmark Treasury:	+ 110 basis points

Benchmark Treasury:	1.375% due November 30, 2015

Benchmark Treasury Yield:	1.685%

Interest Payment Dates:	Semi-annually on February 1 and August 1, commencing August 1, 2011

Redemption Provision:	Make Whole Call UST + 20 basis points

Price to Public:	99.831%

Settlement Date:	December 14, 2010 (T+5)

CUSIP/ISIN:	748356 AA0/US748356AA02

Book-runners:	Barclays Capital Inc., J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc. and U.S. Bancorp Investments, Inc.

Total Indebtedness:

As of September 30, 2010, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds therefrom as set forth under “Use of Proceeds” in our preliminary prospectus supplement dated December 7, 2010, we would have had total consolidated indebtedness of approximately $1.2 billion (none of which would have been secured) and the ability to borrow up to $452.6 million under our existing senior credit facilities.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Capital Inc. or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 or calling J.P. Morgan Securities LLC collect at 212-834-4533.